Exhibit 99.2

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2525

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care launches first tranche of its share buyback program of up to EUR 600 million

Bad Homburg (May 28, 2026) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, today announced the launch of the first tranche of its new share buyback program with a total volume of around EUR 1 billion. The first tranche, amounting up to EUR 600 million, was initiated today and is expected to be completed by December 15, 2026.

The share buyback program is part of the Company’s capital allocation framework, complementing dividends and reflecting FME’s commitment to disciplined, value-focused capital management.

The program is based on the authorization to purchase and use treasury shares granted by the Company’s Annual General Meeting on May 21, 2026.

FME will provide regular updates on the progress of the share buyback program at:

https://freseniusmedicalcare.com/en/investors/shares/share-buyback/

Page 1/2

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,539 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 290,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

Page 2/2